UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Result of Treasury Stock Acquisition

1. Issuer and Address

•	Issuer : POSCO HOLDINGS INC.

•	Address : 6261 Donghaean-ro, Nam-gu, Pohang-si, Gyeongsangbuk-do,

2. Contents regarding Acquisition Report

•	Report Submission Date : July 12, 2024

•	Acquisition Period : From July 26, 2024 to July 30, 2024

•	Types of Stock and the Number of Shares : Common stock 255,428 shares

3. Information regarding Acquisition

Date	Type of Stock	Number of Shares acquired	Acquisition Price per Share (KRW)	Total Acquisition Amount (KRW)
July 26, 2024	Common	86,280	358,228	30,907,915,000
July 29, 2024	Common	86,770	362,353	31,441,401,000
July 30, 2024	Common	82,378	363,375	29,934,109,000
Total		255,428	361,289	92,283,425,000
*	The ‘Date’ above is the trading date
*	The ‘Acquisition Price per Share’ is the average price of shares acquired and is rounded up from the first decimal place.
*	The ‘Acquisition Price per Share’ and ‘Total Acquisition Amount’ above does not include brokerage fees.

4. The Holding Status of Treasury Stock after Acquisition

Type of Stock	Number of Shares	%	Amount (In millions of KRW)
Common	7,259,026	8.76	1,607,424

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 6, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President